UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from              to

Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES

SAVINGS AND STOCK INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION

2941 Fairview Park Drive

Falls Church, Virginia 22042-4513

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES SAVINGS AND STOCK INVESTMENT PLAN

INDEX OF FINANCIAL STATEMENTS AND EXHIBIT

Page
(a) FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004	3

Notes to Financial Statements	4-10

(b) SIGNATURE

(c) EXHIBIT

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the General Dynamics Corporation

      Hourly Employees Savings and Stock Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, VA

June 14, 2005

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES SAVINGS AND STOCK INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments in Master Trust at fair value (note 4)	$533,645,455	482,547,159
Investments in Master Trust at contract value (notes 4 and 7)	298,553,717	265,588,024
Participant loans	24,222,546	22,030,509
Contributions receivable - employee	574,465	—
Contributions receivable - employer	178,230	—

Total assets	857,174,413	770,165,692

Liabilities:
Accrued administrative expenses	93,561	—
Other liabilities	447,493	—

Net assets available for benefits	$856,633,359	770,165,692

See accompanying notes to financial statements.

2

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES SAVINGS AND STOCK INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions to net assets attributed to:
Participation in income of Master Trust (note 4)	$80,538,074
Contributions:
Participant	36,851,789
Employer	17,395,286

54,247,075

Total additions	134,785,149

Deductions from net assets attributed to:
Benefits paid to participants	47,278,625
Administrative expenses	1,038,857

Total deductions	48,317,482

Net increase	86,467,667
Net assets available for benefits:
Beginning of year	770,165,692

End of year	$856,633,359

See accompanying notes to financial statements.

3

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Plan Description

The following description of the General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering eligible hourly employees of General Dynamics Corporation (the Company). The Plan is one of two plans that make up the General Dynamics Corporation Savings and Stock Investment Plan Master Trust (the Master Trust). The Plan document was restated effective January 1, 2001, to comply with legislative changes and has been amended several times thereafter. Substantially all hourly employees of the Company are eligible to participate immediately upon hire except those not included as eligible by a collective bargaining agreement. The Company is the Plan sponsor and the Plan administrator.

(b)	Plan Administration

During 2004, the Northern Trust Company held Plan’s assets. In addition, Hewitt Associates, LLC and CitiStreet LLC were the Plan’s recordkeepers. Effective January 29, 2004, the NASSCO Salary Deferral 401(k) Plan and NASSCO Supplemental Savings and Retirement Plan, which merged into the Plan in 2003, transferred recordkeeping from CitiStreet LLC to Hewitt Associates, LLC.

(c)	Contributions

Participants’ contribution percentages vary based on the business unit with whom the participant is employed. Contribution percentages range from 1 to 20 percent on a pre-tax basis. Please refer to the Plan document for a more complete description of the allowable contribution percentages.

Most Company matching contributions to the Plan are invested in the Company’s common stock; however, at certain locations the Company match follows the participant’s election. The match amount varies based on the business unit with whom the participant is employed. At most business units, participants that are eligible for the Company’s matching contribution and invest 100 percent of their contribution in the General Dynamics Stock Fund, receive a Company matching contribution equal to 100 percent of their contribution to the General Dynamics Stock Fund, up to the defined contribution limits. Participants that are eligible for the Company matching contribution, but invest less than 100 percent in the General Dynamics Stock Fund, receive a 50 percent Company matching contribution in the General Dynamics Stock Fund, up to the defined contribution limits.

(d)	Participant Accounts

Each participant directs his or her contributions to be invested in 1 percent increments in various funds. Changes to investment elections can be made according to rules set by the Plan administrator. Each participant’s account is credited with allocations of (i) his or her pre-tax contributions, (ii) the Company’s contributions and (iii) the earnings on all contributions. The benefit to which a participant is entitled is the vested balance of his or her account.

4	(Continued)

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(e)	Vesting

Participants are eligible to participate in the Plan upon hire, and their contributions are 100 percent vested. Vesting in the Company’s contribution portion of participants’ accounts is based on years of continuous service. Although the time required for vesting varies based on the business units with whom the participant is employed, a participant will be 100 percent vested after having no more than three years of continuous service. Generally, for participants from many of the Company’s business units, contributions invested in the General Dynamics Stock Fund must be maintained in that fund for five years before becoming eligible for transfer to any other fund. These are classified as non-participant-directed investments. With the exception of the General Dynamics Stock Fund, all investment funds are completely participant-directed.

(f)	Participant Loans

The Plan permits active participants and employed inactive participants to borrow up to 50 percent of the vested amount in their accounts (as limited by the Plan and the Internal Revenue Code of 1986, as amended (IRC)). Participants are permitted to repay the loan by regular payroll deductions over a period of up to five years. Loans are issued at the prime rate of interest. The Plan also offers primary residence loans (up to 20 years), which are secured by the balance in the participants’ account and bear interest at rates that range from 4 percent to 10.5 percent for loans outstanding at December 31, 2004.

(g)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to (i) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, (ii) rollover the value of the participant’s vested interest in his or her account into another qualified plan or (iii) receive annual installments over a specified period. Participants may also receive hardship withdrawals under the provisions of the IRC in a lump-sum payment. Active participants are eligible to receive in-service, hardship or age 59 1/2 withdrawals.

(h)	Forfeited Accounts

At December 31, 2004 and 2003, the forfeited nonvested accounts totaled $153,516 and $63,342, respectively. These amounts were used to reduce employer contributions in 2004 and 2003, respectively.

(i)	Administrative Expenses

The Master Trust generally pays administrative expenses of the Plan, although employees of the Company perform certain administrative functions that are not reimbursed by the Master Trust. Although the Company reimbursed no costs in 2004 or 2003, the Plan document provides that the Company may reimburse these costs. Total administrative expenses of the Master Trust for the year ended December 31, 2004, were $6,982,851. Administrative expenses are allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust and were $1,038,857 for the year ended December 31, 2004.

5	(Continued)

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value using the quoted market price of the underlying assets except for its fully benefit-responsive investment contracts with insurance companies, which are valued at contract value (see note 7). Participant loans are valued based upon remaining unpaid principle balance plus any accrued but unpaid interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on August 19, 2003, indicating that the Plan is a qualified profit-sharing plan under Section 401(a) of the IRC. The trust formed thereunder is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(4)	Investments

The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the General Dynamics Corporation Savings and Stock Investment Plan’s (collectively, the Plans) assets. Each of the Plans has an undivided interest in the Master Trust.

At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 14.9 percent and 16.5 percent, respectively. Net assets and net participation in the income of the Master Trust are allocated to the Plans according to their percentage interest in the Master Trust.

6	(Continued)

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The following table presents the reported value of investments for the Master Trust as of December 31, 2004 and 2003:

	2004	2003
Investments in registered investment companies	$1,873,436,962	1,181,602,939
Guaranteed investment contracts	1,820,432,631	1,597,942,020
General Dynamics Corporation common stock	1,630,828,617	1,520,875,502
Investments in corporate bonds	274,880,997	276,437,816
Units of common collective trust, fair value	50,314,494	—
Units of common collective trust, contract value	1,823,902	—
Participant loans	95,940,459	80,111,685
Cash and cash equivalents	1,608,080	2,353,991

Total	$5,749,266,142	4,659,323,953

The Plans’ interests in the Master Trust’s net assets available for benefits at December 31, 2004 and 2003, were as follows:

	2004	2003
General Dynamics Corporation Savings and Stock Investment Plan	$4,899,762,570	3,892,494,594
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	856,633,359	770,165,692

Total	$5,756,395,929	4,662,660,286

Investment income (loss) for the Master Trust for the year ended December 31, 2004 was as follows:

Appreciation of investments in registered investment companies	$146,789,907
Appreciation of General Dynamics Corporation common stock	227,192,409
Interest	109,901,759
Dividends	22,341,278
Depreciation of investments in corporate bonds	(3,351,547)
Depreciation of guaranteed investment contracts	(524,177)

$502,349,629

7	(Continued)

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The Plans’ interests in the Master Trust’s investment income for the year ended December 31, 2004, were as follows:

General Dynamics Corporation Savings and Stock Investment Plan	$421,811,555
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	80,538,074

Total	$502,349,629

The Master Trust’s investments that represent 5 percent or more of the Plan’s net assets each year were as follows:

	2004	2003
General Dynamics Corporation common stock	$1,630,828,617	1,520,875,502

Guaranteed investment contracts:
GIC Met Life 25154	877,200,683	775,386,588
GIC Met Life 25155	912,051,639	781,812,607
Investments in registered investment companies:
MFB NTGI – QM COLTV DAILY S&P 500 EQTY	1,107,309,468	964,192,670

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Reconciliation of Financial Statements to Form 5500

Benefit requests that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date are included in amounts allocated to withdrawing participants on the Form 5500.

8	(Continued)

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The following is a reconciliation of net assets available for benefits at December 31, 2004 and 2003 as reported in the financial statements to the Form 5500:

	2004	2003
Net assets available for benefits as reported in the financial statements	$856,633,359	770,165,692
Amounts allocated to withdrawing participants	(129,532)	(96,303)

Net assets available for benefits as reported in the Form 5500	$856,503,827	770,069,389

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2004 as reported in the financial statements to the Form 5500:

Benefits paid to participants as reported in the financial statements	$47,278,625
Add: Amounts allocated to withdrawing participants at December 31, 2004	129,532
Less: Amounts allocated to withdrawing participants at December 31, 2003	(96,303)

Benefits paid to participants as reported in the Form 5500	$47,311,854

(7)	Investment Contracts with Insurance Companies

Most investments held by the Master Trust are recorded at quoted market value as stated on public exchanges. The Company values the guaranteed investment contracts (GICs) in the Fixed Income Fund and Long Beach Prudential Fund in accordance with AICPA Statement of Position No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. As of December 31, 2004 and 2003, the GICs included in the Master Trust are reported at contract value because they have been determined to be fully benefit-responsive (i.e., participants may direct the withdrawal or transfer of all or a portion of their investment at contract value). There are no reserves against contract value for credit risk of the contract issuers or otherwise. The contract value of the GICs at December 31, 2004 and 2003 was $1,820,432,631 and $1,597,942,020, respectively, as compared to the fair value of $1,856,334,854 and $1,669,986,374, respectively. The average yield and crediting interest rates ranged from 5.16 percent to 12.3 percent for 2004 and from 5.45 percent to 12.3 percent for 2003.

(8)	Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into U.S. Treasury and Agency Bond futures contracts. These futures contracts serve to match the price sensitivity and duration of the Master Trust assets with the duration of various obligations of the Master Trust. The futures contracts the Master Trust generally enters into are contracts to purchase U.S. Treasury or Agency Bonds, Notes or Bills at a fixed price on a set date in the future, generally during the next three to six months. The Master Trust pays or receives cash daily for changes in market price of these instruments, with gains or losses reflected in investment income. The total fair value of derivatives at December 31, 2004 and 2003, was a liability of $2,846,188 and $68,707,734, respectively, and is included as a reduction to the balance of investments in corporate bonds.

9	(Continued)

GENERAL DYNAMICS CORPORATION

HOURLY EMPLOYEES SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(9)	Non-participant-directed investments

The net assets and the significant components of the changes in net assets relating to the non-participant-directed investments of the Plan as of December 31, 2004 and 2003, and for the year ended December 31, 2004, are as follows:

	2004	2003
General Dynamics Corporation common stock	$284,047,413	249,689,687

Change in net assets:
Participation in income of the Master Trust	$46,653,968
Participants’ contributions	20,743,395
Employer’s contributions	14,996,997
Distributions to participants	(15,593,678)
Interfund transfers	(32,442,956)

Net increase	$34,357,726

(10)	Related Party Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 15,379,188 and 16,654,178 shares of the Company’s common stock as of December 31, 2004 and 2003, respectively. Dividends earned by the Master Trust on the Company’s common stock were $22,341,278 for the year ended December 31, 2004.

10	(Continued)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan

By	/s/ JOHN W. SCHWARTZ
John W. Schwartz Vice President and Controller

Dated: June 28, 2005

11